Filed by DIRECTV
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a−6(b)
of the Securities Exchange Act of 1934

Subject Company: DIRECTV

Commission File No. for Registration Statement
on Form S-4 filed by AT&T Inc.: 333-197144

The following communication was sent to DIRECTV employees with investments in the DIRECTV common stock fund in the DIRECTV 401(k) savings plan.

Subject: IMPORTANT REMINDER: Vote Your DIRECTV Shares for Upcoming Stockholder Meeting

This message is for employees who invest in the DIRECTV Stock Fund of the DIRECTV 401(k) Savings Plan. If you have already voted, you can disregard this email.

Deadline is September 23 to Vote Your DIRECTV Shares
As a participant in the DIRECTV Stock Fund of the 401(k) Savings Plan, you received a proxy statement / prospectus advising you how to instruct the Trustee on voting the shares of DIRECTV stock that are held on your behalf. You will need to vote no later than 11:59 p.m. Eastern Time on Tuesday, Sept. 23, 2014.

Voting Materials
The Proxy Statement for the Special Meeting of Stockholders is available online at www.proxyvote.com and www.directv.com/investor. Those materials have been made available in connection with the company's Special Stockholders' Meeting to be held on Thursday, Sept. 25. The primary purpose of the meeting is to seek stockholder approval for the proposed transaction with AT&T, which is described in the Proxy Statement. But the next step is up to you.

Three Ways to Vote
There are three ways that you can instruct the Trustee:
1.	Complete a proxy card online at www.proxyvote.com (NOTE: Last night you received a reminder of your personalized control number. Look for an email with the subject line "DIRECTV Special Meeting");
2.	Give your proxy by phone at (800) 690-6903; or
3.	Mark a proxy card and mail it in the envelope (each provided only if you requested a hard copy of the proxy statement and proxy card).

Your instructions and vote will be kept private.

Your Vote Makes a Difference – Please vote by September 23.
Our Board of Directors has made a recommendation on the matters to be voted on by our stockholders. We urge you to carefully review the Proxy Statement and instruct the Trustee to vote your shares as recommended by our Board. Please act quickly so that you do not miss the deadline.

Cautionary Language Concerning Forward-Looking Statements
Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed merger between DIRECTV and AT&T, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company's plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of DIRECTV and AT&T and are subject to significant risks and uncertainties outside of our control.

Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that DIRECTV stockholders may not adopt the merger agreement, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed merger may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the proposed merger, (6) failure to realize the benefits expected from the proposed merger and (7) the effect of the announcement of the proposed merger on the ability of DIRECTV and AT&T to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally. Discussions of additional risks and uncertainties are contained in DIRECTV's and AT&T's filings with the Securities and Exchange Commission. Neither DIRECTV nor AT&T is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise.  Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

Additional Information and Where to Find It
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  This communication may be deemed to be solicitation material in respect of the proposed merger between DIRECTV and AT&T.  In connection with the proposed merger, AT&T filed a proxy statement/prospectus on August 21, 2014 with the Securities and Exchange Commission ("SEC").  The proxy statement/prospectus was declared effective by the SEC on August 21, 2014.  STOCKHOLDERS OF DIRECTV ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.  Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about DIRECTV and AT&T, without charge, at the SEC's website, http://www.sec.gov.  Copies of documents filed with the SEC by DIRECTV will be made available free of charge on DIRECTV's website at http://www.directv.com.  Copies of documents filed with the SEC by AT&T will be made available free of charge on AT&T's website at http://www.att.com.

Participants in Solicitation
DIRECTV and its directors and executive officers, and AT&T and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of DIRECTV common stock in respect of the proposed merger. Information about the directors and executive officers of DIRECTV is set forth in the proxy statement for DIRECTV's 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 20, 2014. Information about the directors and executive officers of AT&T is set forth in the proxy statement for AT&T's 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 11, 2014. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus filed on August 21, 2014 regarding the proposed merger.